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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                                  Commission File Number 0-28555
(Check one)

|  | Form 10-K and Form 10-KSB        |  | Form 11-K
|  | Form 20-F      |X | Form 10-Q and Form 10-QSB      |  | Form N-SAR

         For the period ended June 30, 2001

|  |  Transition Report on Form 10-K and Form 10-KSB
|  |  Transition Report on Form 20-F
|  |  Transition Report on Form 11-K
|  |  Transition Report on Form 10-Q and Form 10-QSB
|  |  Transition Report on Form N-SAR

         For the transition period ended ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates:
__________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:   VOLT INC.

Former name if applicable: DEERBROOK PUBLISHING GROUP INC.

Address of principal
executive office:          5009 Indian Gulch Road

City, State and Zip Code:  Catheys Valley, CA 95306

                                     PART II

                                                        RULE 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


         |X| (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;


         |X| (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


         | | (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III

                                    NARRATIVE


         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


         The Registrant's quarterly report on Form 10-QSB could not be filed within the prescribed time period because the a change in control of the Registrant occurred in the quarterly period ending June 30, 2001 and a delay in the transfer of records has not allowed sufficient time to complete the quarterly report.

                                     PART IV

                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:
                  Denis C. Tseklenis               (209)        374-3485
                  ------------------              ---------------------
                  (Name)                       (Area Code)   (telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               |X| YES  | | No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               | | YES |X| No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Explanation:
         -----------


                  N/A





                                    VOLT INC.
                   (Name of Registrant as Specified in Charter

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     August 6, 2001                     By /s/    Denis C. Tseklenis
                                                   ---------------------
                                                     Denis C. Tseklenis
                                                     President

Exhibit 1.1 - Letter from Independent Accountants

August 7, 2001


Board of Directors
Volt, Inc.
5009 Indian Gulch Road
Catheys Valley, California 95306


Gentlemen:

We have been engaged and are currently in the process of reviewing the Form 10-QSB of Volt, Inc. (formerly known as Deerbrook Publishing Group, Inc.) for the quarter ended June 30, 2001. We are currently awaiting certain information necessary to complete our review. Upon receipt of the information we intend to complete our review of the Form 10-QSB and assist in the preparation of a timely filing of same.


/s/ Semple & Cooper, LLP
Semple & Cooper, L.L.P.
Certified Public Accountants